Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Myers Industries, Inc.:
We consent to the incorporation by reference in the registration statements Nos. 333-158055, 333-71852 and 333-90367 on Form S-8, and No. 33-50286 on Form S-3, of Myers Industries, Inc. and subsidiaries (Company), of our reports dated March 7, 2011, with respect to the statements of consolidated financial position of the Company as of December 31, 2010 and 2009, and the related statements of consolidated income (loss), shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of the Company.

/s/ KPMG LLP
Cleveland, Ohio
March 7, 2011